UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC FILE NUMBER

0-11353
CUSIP NUMBER

172743 20 5

(Check one):	☐	Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D
	☐	Form N-SAR ☐ Form N-CSR
For Period Ended:

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Circuit Research Labs, Inc.

Full Name of Registrant

Former Name if Applicable
1302 W. Drivers Way

Address of Principal Executive Office (Street and Number)
Tempe, Arizona 85284

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     In consultation with representatives of its independent registered public accounting firm and representatives of the U.S. Securities and Exchange Commission’s Division of Corporation Finance, Circuit Research Labs, Inc. recently finalized its accounting for the debt restructuring with Harman International Industries, Inc. In order to fully consider the impact of the accounting treatment, Circuit Research Labs is unable to timely file the Form 10-QSB for the quarter ended June 30, 2005 without unreasonable effort or expense. Circuit Research Labs intends to file the Form 10-QSB within the time prescribed by Rule 12b-25 of the Exchange Act.
     The Registrant is presently finalizing the impact of the Company’s debt restructure.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Robert W. McMartin	480	403-8300

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Circuit Research Labs, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	5/17/2005	By	/s/ Robert W. McMartin Robert W. McMartin, Vice President, Treasurer and Chief Financial Officer
Annex 1 (pursuant to Part IV, Question 3)
In its quarterly report on Form 10-QSB for the three and six months ended June 30, 2005, the Company will report net sales of approximately $4.4 million and $7.6 million, respectively, compared to $3.1 million and $6.4 million for the same periods in 2004 reflecting an increase of 42% and an increase 19%, respectively. The increases were primarily attributed to the introduction of the Company’s newest flagship product, FM Optimod 8500, in January 2005 along with increased overall demand in it’s higher end FM processors.
Gross profit for the three and six months ended June 30, 2005 was 62% and 60%, compared to 58% and 58% for the same periods in 2004. The increase of 4% and 2%, respectively, in gross profit is primarily due to the variable components of production costs associated with increased production runs in the San Leandro facility effectively reducing the indirect costs associated with set up and labor.
Operating revenue for the three and six months ended June 30, 2005 was $612,000 and $712,000, respectively, compared to $22,000 and $276,000 for the same periods in 2004. The change is primarily attributed to the increase in sales along with our ability to keep costs down as a percentage of sales which is due in part to the variable component of operating expenses associated with the manufacturing of our products.
Net Income for the three and six months ended June 30, 2005 was approximately $2,619,000 and $2,438,000, respectively, compared to a net loss of approximately $264,000 and $301,000 for the same periods in 2004. The increase in net income was primarily due to the Harman debt restructure where the Company was able to book approximately $2,043,000 in income as part of its second quarter results.